Exhibit 99.1

Annex A

Name	**Address of Business / Principal Office**	**Principal Business / Occupation**	**Jurisdiction of Organization / Citizenship**
AI DEN-MAB LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding company for a strategic investment	Delaware
AI Biotechnology LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware
Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware
Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware
Len Blavatnik	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America